Suite 906 - 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail "firstpoint@firstpointminerals.com" TSX Venture Exchange:FPX

March 17, 2006

First Point Minerals Grants Stock Options

The Board of Directors of the Company has approved the granting of stock options for a total of 1,450,000 shares to ten individuals.  The grants are being made pursuant to the Company’s incentive stock option plan that includes directors, officers, employees and consultants.  The options are effective March 17, 2006, have an exercise price of $0.37 per share and expire March 17, 2011.

First Point Minerals recently announced the closing of a $1.6 million private placement and commencement of drilling on its Rio Luna gold property in Nicaragua (press release of March 14, 2006) where trenching has defined 18 kilometers of epithermal veining.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas.  For more information, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, or Ron Britten, Vice-President of Exploration, at (604) 681-8600.

FIRST POINT MINERALS CORP.

“Peter M.D. Bradshaw”

Peter M.D. Bradshaw, President

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